Exhibit 99.1

MG Capital Announces Glass Lewis’ Recommendation to Remove the Entire HC2 Board and Elect All Six of MG Capital’s Director Nominees

Both Leading Independent Proxy Advisory Firms Have Now Supported MG Capital’s Case for Major Change Atop HC2

In a Rare Move, Glass Lewis Resoundingly Recommends Stockholders Overhaul the Entire Board, Joining ISS in Its Support of Removing CEO Philip Falcone From the Board

 MG Capital Urges Stockholders to Not be Misled by HC2 and Mr. Falcone’s Desperate Last-Minute Promises and to “CONSENT” to Each Action on the GREEN Consent Card Today

NEW YORK--(BUSINESS WIRE)-- MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, “MG Capital” or “we”), today announced that Glass, Lewis & Co., LLC (“Glass Lewis”), a leading independent proxy advisory firm, has endorsed its case for wholesale change at HC2 Holdings, Inc. (NYSE: HCHC) (“HC2” or the “Company”). Glass Lewis recommends that stockholders vote to “CONSENT” to all actions on the GREEN consent card, including the election of all six of MG Capital’s highly-qualified and independent nominees – George Brokaw, Kenneth Courtis, Michael Gorzynski, Robin Greenwood, Liesl Hickey and Jay Newman – to HC2’s Board of Directors (the “Board”). Learn more about our nominees and how to CONSENT on the GREEN card at www.ABetterHC2.com.

Glass Lewis’ overwhelming show of support is a rare endorsement of the removal of each and every individual on a public company’s Board of Directors and represents a strong rebuke of HC2’s current leadership and strategy. Glass Lewis’ endorsement follows ISS’ strong recommendation that stockholders CONSENT to the removal of Philip Falcone, Wayne Barr and Robert Leffler Jr. and the election of MG Capital’s highly-qualified and independent nominees – George Brokaw, Kenneth Courtis and Jay Newman – to HC2’s Board. The recommendations of ISS and Glass Lewis are relied upon by most of the premier institutional investors throughout the world.

Glass Lewis endorsed MG Capital’s vision and its full slate of world-class director nominees1:

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“[…] we believe that the Dissident has made a sufficiently compelling case to warrant supporting its proposed overhaul of the board. In our view, the Dissident has clearly highlighted a number of key concerns that we believe a wholly refreshed board can better address […].”

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“[…] the Dissident has given due thought to how each of its nominees can meaningfully contribute to the Company’s immediate needs. We also believe that the Dissident has outlined a reasonably detailed initial transition plan and a medium-term plan aimed at creating shareholder value.”

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“Beyond divesting non-core assets to pay down debt, the Dissident believes that it can reduce overhead costs through meaningful reductions in executive pay (in our engagement with the Dissident, Mr. Gorzynski indicated that he would not take any pay if he were to be appointed interim CEO), a 50% reduction in annual director fees, cuts of up to $3 million in annual real estate and related party fees and cuts of up to $5 million in what the Dissident considers to be ‘opaque administrative overhead.’"

•	“We believe that the Dissident has made a convincing case to reasonably justify a wholesale shake-up of the Company’s board.”

1 Permission to quote Glass Lewis was neither sought nor obtained. Emphases added.

Glass Lewis highlighted HC2’s long-term underperformance and the real-world risks associated with the Company’s significant debt load:

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“We observed that, on balance, the Company has significantly underperformed its proxy peer group and the broader market indices over a substantial majority of the selected relevant periods, including all the selected periods up through the Dissident's 13D filing.”

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“[…] the Company has undertaken a leveraged acquisition strategy that we believe, to date, has failed to generate meaningful value for shareholders and has left the Company scrambling to pare down its substantial and expensive debt burden.”

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“[…] we believe that the board still deserves a fair deal of criticism for enabling management to embark on what appears to us to have been a leveraged acquisition strategy that has largely generated below-market returns for shareholders.”

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“Based on this review, we believe that shareholders have reason to be concerned with the relative TSR underperformance and levered acquisition strategy of the Company. The Company's share price has underperformed relative to a peer composite and broader market indices, over a range of relevant historical periods.”

Glass Lewis also emphasized HC2’s troubling management and director compensation structures:

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“Considering the Company’s corporate structure, we understand that NAV return can be a useful measure for assessing the cash flow generation and the value appreciation of the Company’s underlying business investments. However, we believe the benefits of this metric may be somewhat diminished by the Company’s historically opaque disclosures in relation thereto.”

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“We also find it curious that the compensation committee has not incorporated a market-based metric, such as TSR, into its executive incentive compensation program, particularly considering the substantial and persistent NAV trading discount in the Company’s shares.”

•	“This suggests to us that more substantive corrective action may need to be taken at the holdco level to address the Company’s performance-based executive compensation program.”

•	“[…] we believe the board’s decision to raise its own compensation represents poor optics and undercuts the board’s argument that it has been taking proactive steps to earnestly reduce costs.”

Glass Lewis detailed Mr. Falcone’s glaring issues and the Board’s disregard for sound corporate governance:

•	“[…] we believe that the Dissident has highlighted several notable concerns regarding the board’s efforts in prior years to potentially marginalize the Company’s common shareholders.”

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“In our view, the seriousness of the aforementioned SEC charges and the subsequent admission of guilt by Mr. Falcone raises significant questions regarding his track record and judgment, a view that Glass Lewis first expressed back when Mr. Falcone initially joined the board.”

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“The fact that Mr. Falcone continues to face personal legal allegations regarding matters stemming from that settlement is certainly far from ideal, to say the least, from the perspective of the Company and its shareholders.”

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“[…] each of the foregoing proposed amendments point to problematic examples of the directors requesting shareholder approval of provisions that seemingly would result in greater harm than benefit to unaffiliated common shareholders.”

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“[…] we are inclined to agree with the Dissident’s view that Mr. Falcone’s continued presence with the Company may be casting a shadow over some of the Company’s more heavily-regulated businesses, particularly CIG, as regulators may be even more wary and scrutinizing in making certain decisions relating to the Company’s businesses.”

Glass Lewis also expressed concerns regarding Avram Glazer’s addition to the current Board of Directors:

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“[…] two of the Company’s current directors (Messrs. Gfeller and Leffler, Jr.) had lengthy overlapping board tenures with Mr. Glazer at Zapata, and we again note that Mr. Glazer sold Zapata to Mr. Falcone.”

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“The Glazer family was also heavily scrutinized for a series of arguably questionable deals in which they sold several of their businesses to Zapata, leading to allegations from some Zapata minority shareholders that those transactions were merely a way for the family to enrich themselves and raise proceeds that the family needed for their personal purchase of the Tampa Bay Buccaneers football team.”

•	“We can certainly observe some parallels in the investment approach that Mr. Glazer took with respect to Zapata versus the approach that Mr. Falcone has taken with the Company.”

Michael Gorzynski, MG Capital’s founder and managing partner, commented:

“We are pleased that Glass Lewis has endorsed our case for wholesale change and recommended that stockholders vote to consent to the addition of all six of our director nominees and endorsed our plan to create value for HC2 stockholders. Glass Lewis’ devastating critique of this errant Board has sent a powerful message to stockholders that Mr. Falcone’s reckless decisions, rampant self-dealing and concerning legal and financial issues represent an unnecessary drag on HC2 that must be urgently addressed with the election of our highly-qualified nominees.

This is now the second time in a week that an independent proxy advisory firm has recommended that stockholders take action to overhaul HC2’s current mix of directors. Building on the recommendations of ISS, Glass Lewis has also taken the prudent step of warning stockholders against any refreshment of the Board of Directors that includes individuals with prior connections to Mr. Falcone or the other members. A loud and clear message has now been sent: real change is needed in HC2’s boardroom. Do not be misled by Mr. Falcone’s desperate last-minute promises.

If elected, stockholders can trust our world-class nominees will work to reverse HC2’s value-destructive trajectory and bring about the important leadership changes the Company desperately needs. Our nominees have developed a comprehensive plan for delivering significant long-term stockholder value through the elimination of corporate waste, a systematic reduction of debt and an optimization of HC2’s portfolio around ‘crown jewel’ assets. Simply put, we will be better stewards of your investment now and in the future.

MG Capital intends to remain a long-term stockholder champion. Our slate is committed to taking whatever steps are necessary to right the ship at HC2 and deliver the long-term value that stockholders deserve.”

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We urge HC2 stockholders to CONSENT to all three proposals on the GREEN consent card and return it in your postage-paid envelope provided. The consent deadline is May 7, 2020. Visit www.ABetterHC2.com for more information.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PROTECT YOUR INVESTMENT. SIGN, DATE AND RETURN YOUR FILLED OUT GREEN CONSENT CARD TODAY.

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FORWARD-LOOKING STATEMENTS

Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that are stated, estimated or implied herein. Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and unknown risks and significant business, economic and competitive uncertainties that may cause actual results to differ materially from expectations. Numerous factors could cause actual future results to differ materially from current expectations expressed or implied by such forward-looking statements, including the risks and other risk factors detailed in various publicly available documents filed by the Issuer from time to time with the Securities and Exchange Commission (SEC), which are available at www.sec.gov, including but not limited to, such information appearing under the caption “Risk Factors” in Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2020. Any forward-looking statements should be considered in light of those risk factors. MG Capital cautions readers not to rely on any such forward-looking statements, which speak only as of the date they are made. MG Capital disclaims any intent or obligation to publicly update or revise any such forward-looking statements to reflect any change in Issuer expectations or future events, conditions or circumstances on which any such forward-looking statements may be based, or that may affect the likelihood that actual results may differ from those set forth in such forward-looking statements.

Contacts

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

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Greg Marose / Charlotte Kiaie, 347-343-2999
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